Filed by Union Bankshares Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Xenith Bankshares, Inc.

(Commission File No. 001-32968)

Date: May 22, 2017

Frequently Asked Questions as of May 22, 2017

Why is Union Bankshares Corporation acquiring Xenith Bankshares, Inc.?

The acquisition fits in with our growth plans and, like Union, Xenith is a strong, well capitalized bank. We have much in common including a shared culture of customer focus and relationship banking.

We also share a commitment to community banking. After combining, we will operate 148 branches and more than 220 ATMs across Virginia, North Carolina and Maryland. Our size and footprint will be unmatched by any other community bank based in the region as we will have locations where you work, live and play.

Based on the latest reported numbers, our combined assets will be $11.9 billion, deposits of $9.2 billion and loans of $8.9 billion.

Who is Xenith? How big are they? Where are they based?

Xenith is a $3.2 billion financial organization headquartered in Richmond. It has extensive operations in Richmond and Hampton Roads. They also operate branches in North Carolina and in Maryland. They operate 42 branches and 43 ATMs. Their branch network complements our footprint and gives us the strong entry into the Hampton Roads market that we wanted to make.

When will all this happen?

Now that the deal is announced, the two companies are beginning the process of obtaining regulatory and shareholder approval. Because of the size of the transaction, it is expected that we will close the acquisition in early January 2018.

Will the Union Bank & Trust name change?

No. The combined bank will retain the name of Union Bank & Trust in Virginia and Maryland. We’ve built a strong brand and look forward to introducing it to new markets once the integration is complete.

At time the of systems conversion, Xenith locations in Virginia and Maryland will convert to the Union Bank & Trust name. However, Xenith locations in North Carolina will continue to use the Xenith name.

Will the headquarters move?

No. The headquarters will remain in Richmond.

Will the systems conversion impact my account?

It should have no impact to our current customers as it is expected that Xenith will convert to the Union core operating systems.

After the merger but until the core systems conversion takes place, which is expected to occur in the second quarter 2018, Xenith will continue to operate under the Xenith name (as a division of Union) and their current operating systems.

Will Union close branches? Will Xenith?

The two companies only have a few overlapping branches and only expect to consolidate 3 branches all in the Richmond area. After the consolidation, the Teammates who work in those branches will be transitioned to other branches. We will consolidate those locations after the core systems conversion occurs.

Will I be able to use a Xenith branch?

No. Until the conversion and integration is complete, the branches operating under the Xenith name will use different systems than other Union branches. You should continue to use Union Bank & Trust as your bank.

I have a question that isn’t answered here….how can I get an answer?

We have created an email address for you to send in any questions or concerns. You can email: unionandxenith@bankatunion.com

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Additional Information and Where to Find It

In connection with the proposed merger, Union Bankshares Corporation (“Union”) will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of Union common stock to be issued to the shareholders of Xenith Bankshares, Inc. (“Xenith”). The registration statement will include a joint proxy statement of Union and Xenith and a prospectus of Union. A definitive joint proxy statement/prospectus will be sent to the shareholders of Union and Xenith seeking their approval of the merger and related matters. This release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Before making any voting or investment decision, investors and shareholders of Union and Xenith are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed transaction. Free copies of these documents may be obtained as described below.

Investors and shareholders of both companies are urged to read the registration statement on Form S-4 and the joint proxy statement/prospectus included within the registration statement and any other relevant documents to be filed with the SEC in connection with the proposed merger because they will contain important information about Union, Xenith and the proposed transaction. Investors and shareholders of both companies are urged to review carefully and consider all public filings by Union and Xenith with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Quarterly Reports on Form 10-Q, and their Current Reports on Form 8-K. Investors and shareholders may obtain free copies of these documents through the website maintained by the SEC at www.sec.gov. Free copies of the joint proxy statement/prospectus and other documents filed with the SEC also may be obtained by directing a request by telephone or mail to Union Bankshares Corporation, 1051 East Cary Street, Suite 1200, Richmond, Virginia 23219, Attention: Investor Relations (telephone: (804) 633-5031), or Xenith Bankshares, Inc., 901 E. Cary Street Richmond, Virginia, 23219, Attention: Thomas W. Osgood (telephone: (804) 433-2200), or by accessing Union’s website at www.bankatunion.com under “Investor Relations” or Xenith’s website at www.xenithbank.com under “Investor Relations” under “About Us.” The information on Union’s and Xenith’s websites is not, and shall not be deemed to be, a part of this release or incorporated into other filings either company makes with the SEC.

Union and Xenith and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Union and/or Xenith in connection with the merger. Information about the directors and executive officers of Union is set forth in the proxy statement for Union’s 2017 annual meeting of shareholders filed with the SEC on March 21, 2017. Information about the directors and executive officers of Xenith is set forth in Xenith’s Annual Report on Form 10-K, as amended, filed with the SEC on May 1, 2017. Additional information regarding the interests of these participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement/prospectus regarding the merger when it becomes available. Free copies of these documents may be obtained as described above.

Forward-Looking Statements

Certain statements in this Rule 425 filing may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that include projections, predictions, expectations, or beliefs about future events or results or otherwise are not statements of historical fact, are based on certain assumptions as of the time they are made, and are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Such statements are often characterized by the use of qualified words (and their derivatives) such as “expect,” “believe,” “estimate,” “plan,” “project,” “anticipate,” “intend,” “will,” “may,” “view,” “opportunity,” “potential,” or words of similar meaning or other statements concerning opinions or judgment of Union or Xenith or their management about future events. Such statements include statements as to the anticipated benefits of the merger, including future financial and operating results, cost savings and enhanced revenues as well as other statements regarding the merger. Although each of Union and Xenith believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results, performance, or achievements of Union or Xenith will not differ materially from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Actual future results and trends may differ materially from historical results or those anticipated depending on a variety of factors, including but not limited to: (1) the businesses of Union and Xenith may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) customer and employee relationships and business operations may be disrupted by the merger; (5) the ability to obtain required regulatory and shareholder approvals, and the ability to complete the merger on the expected timeframe may be more difficult, time-consuming or costly than expected; (6) changes in interest rates, general economic conditions, tax rates, legislative/regulatory changes, monetary and fiscal policies of the U.S. government, including policies of the U.S. Treasury and the Board of Governors of the Federal Reserve System; the quality and composition of the loan and securities portfolios; demand for loan products; deposit flows; competition; demand for financial services in the companies’ respective market areas; their implementation of new technologies; their ability to develop and maintain secure and reliable electronic systems; and accounting principles, policies, and guidelines, and (7) other risk factors detailed from time to time in filings made by Union or Xenith with the SEC. Forward-looking statements speak only as of the date they are made and Union and Xenith undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise.